07002173

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25280

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 MM/DD/YY AND ENDING 12/31/06 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 Rate 202
(No. and Street)

Somers (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Macerakis
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James Ardauer
(Name – *if individual, state last, first, middle name*)

385 Broadway (Address) Bethpage (City) NY (State) 11714 (Zip Code)

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Greg Cafiero, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windham Group Inc, as of Dec 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUSTINA S. LEE
Notary Public, State of New York
No. 4996018
Qualified in Westchester County
Commission Expires May 04, 2010

Signature

Vice-President

Title

Justina S. Lee

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2006

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2006

TABLE OF CONTENTS

GARDENER & GARDENER, LLC

Certified Public Accountants

February 11, 2007

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

I have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2006 and the related statements of operation, accumulated deficit, and cash flows for the year ended December 31, 2006. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2006 and the results of their operations and cash flows for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Robert J. Gardener, CPA

January 15, 2007

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets	
Cash	$ 3,502
Accounts receivable	16,449
Total	19,951
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Assets	$ 19,951

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 5,595
Accrued expenses payable	906
Total Liabilities	6,501
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(118,250)
Total	13,450
Total Liabilities and Stockholders' Equity	$ 19,951

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions	$ 251,461
Total	251,461
Operating Expenses	249,198
Net Profit	2,263
Retained Earnings - (deficit) - January 1, 2006	(120,513)
Retained Earnings - (deficit) - December 31, 2006	$(118,250)

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net Profit	$ 2,263
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	0
Changes in assets and liabilities	
Accounts receivable	(7,972)
Commission and accrued expenses payable	(11,395)
Total adjustments	(19,367)
Net cash from operations	(17,104)
Net decrease in cash and cash equivalents	(17,104)
Cash and cash equivalents - January 1, 2006	20,606
Cash and cash equivalents - December 31, 2006	$ 3,502

See accompanying notes and accountant's audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The year end balance of $16,449 is all current. This balance includes $7,449 due from the clearing broker, Cantella, Inc. The remaining balance also includes an outstanding amount of $9,000, which represents a commission due from an insurance policy sale. These amounts were received in full in January 2007.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2006.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 11, 2007

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to the annual report of December 31, 2006, I herewith submit the following exhibits:

"A"	Schedule of Operating Expenses
"B"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2006
"C"	Computation of Net Capital Requirements
"D"	Computation of Net Capital

In my opinion, the aforementioned exhibits present fairly, the information under Security Exchange Commission Rule 17A-5(d)(4) in conformity with generally accepted accounting principles. It is also my opinion, that no material inadequacies currently exist or were found to have existed since the previous audit dated 12/31/05, pursuant to SEC Rule 17a-5(d)(4) or SEC Rule 17a-5(j).

Robert J. Gardener

385 Broadway
Bethpage, NY 11714

Telephone: 516.342.9665
Toll Free: 866.266.9980
Fax: 516.342.9521

Exhibit A

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2006

Operating Expenses

Bank charges	$	126
Commissions		162,509
Contributions		250
Dues, subscriptions, and licenses		20,222
Equipment rentals		2,146
Insurance		2,780
Interest		250
Office expense & supplies		5,372
Postage & delivery		1,139
Professional fees		4,275
Rent		17,781
Salaries		24,000
Telephone		5,153
Taxes		2,120
Utilities		1,075
Total		$ 249,198

Exhibit B

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2006

Balance - January 1, 2006	$ 11,187
Net Profit	2,263
Balance - December 31, 2006	$ 13,450

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2006

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 433
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $13,450 per Exhibit C less net capital requirement $5,000)	$ 8,450
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 12,800

Exhibit D

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2006

Total stockholders' equity from the balance sheet equity	$ 13,450
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 13,450
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	13,450
Less: 2% haircut on securities	0
Net Capital	$ 13,450

END